April 27, 2010
VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of the Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Hartford Life Insurance Company (the “Company” or “HLIC”) Form 10-K for the Fiscal Year Ended December 31, 2009 Filed on February 23, 2010 File No. 011-32293
Dear Mr. Rosenberg:
This letter is in response to your April 13, 2010 letter requesting information from the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) resulting from their review of the Company’s disclosures in the filing listed above.
For those items where the Staff has asked the Company to provide supplemental information, the Company has included such information below in its detailed responses. For your convenience, your comment is shown below in bold, italicized text, followed by our response.
Staff Comment:
Item 1. Business, page 5
1.
On pages F-66 through F-68, you disclose various reinsurance agreements with your affiliates. Please file copies of these agreements pursuant to Item 601(b)(10) of Regulation S-K. In addition, please revise your disclosure to describe the material terms of these agreements, including, but not limited to any payment provisions, obligations, rights, term and termination provisions. Alternatively, please provide us with a detailed analysis which supports your conclusion that these agreements are not required to be filed.

Company Response:
The reinsurance agreements described on pages F-66 through F-68 of HLIC’s Form 10-K are of a nature that ordinarily accompany the business of insurance companies, and we do not believe that HLIC is substantially dependent on these agreements for the reasons stated below. Accordingly, we respectfully submit that such agreements need not be filed pursuant to Item 601(b)(10) of Regulation S-K.

Like most of its competitors, HLIC utilizes reinsurance in the ordinary course of business to manage the risks associated with its business in a capital efficient manner. Capital is managed holistically at the enterprise level for all entities within the holding company structure of The Hartford Financial Services Group, Inc. (“HFSG”), the holding company, and ultimate parent company of HLIC. HFSG employs a number of capital management strategies, including reinsurance. HSFG and its related insurance companies enter into reinsurance transactions with both affiliated and third-party entities. Currently, HLIC has over 300 reinsurance treaties in force.
HLIC’s disclosures on pages F-66 through F-68 focus on the reinsurance agreements between its subsidiary, Hartford Life and Annuity Insurance Company (“HLAI”), and its affiliate, White River Reinsurance Company (“WRR”), (herein referred to as the “WRR Reinsurance Agreement”) and HLAI and its affiliate, Hartford Life Insurance KK (“HLIKK”), and HLIC and HLIKK (hereinafter collectively referred to as the “HLIKK Reinsurance Agreements”). With respect to the WRR Reinsurance Agreement, HLIC did receive a benefit in the form of an improved Risk Based Capital (“RBC”) ratio at December 31, 2009, however, were this agreement not in place, alternatives exist to achieve HLIC’s targeted RBC ratio. In contrast, the HLIKK Reinsurance Agreements involve risks assumed by HLIC for which HLIC is required to reserve capital. As such, HLIC would benefit from reduced capital requirements if the HLIKK Reinsurance Agreements were not in place and therefore is not dependent on these Agreements. However, the main purpose of the HLIKK Reinsurance Agreements is to serve as an efficient way to manage capital at the holding company level, not at the HLIC level.
Accordingly, for the reasons set forth above, HLIC is not substantially dependent on any of the reinsurance agreements described on pages F-66 through F-68 and therefore believes that they need not be filed under Item 601(b)(10) of Regulation S-K.
Staff Comment:
Life Principal Products, page 5
2.
You disclose that in October 2009, you launched a new variable annuity product designed to meet customer needs for growth and income within the risk tolerances of The Hartford which is replacing your guaranteed minimum withdrawal benefit product. Please revise your disclosure to disclose the terms of this new variable annuity product. Please also revise your Risk Factor section to include a separately headed risk factor that describes the potential risks that are associated with this new variable annuity product.

Company Response:
The new variable annuity product that was launched in October 2009 is a traditional variable annuity contract offering separate account and fixed account investment options. The product also contains additional optional riders, including a traditional return of premium death benefit (for an additional charge and required asset allocation) and a for-life deferred payout annuity investment option offering a flexible payment start date, flexible premiums and guaranteed income rates. As we disclose on page 75 of our 2009 Form 10-K, under Equity Product Risk, the new product does not offer guaranteed living benefits. That disclosure is repeated below:

“The Company’s new U.S. variable annuity product, launched in October 2009 does not offer a GMWB.”
As we disclose on page 76, within Equity Product Risk Management, the Company believes the equity risk and exposure to the Company, inherent in this product, is reduced from that of its recently offered variable annuity products, most of which contained guaranteed living benefits.
As this new product does not contain guaranteed living benefits, the second of our risk factors, starting on page 10, describing our exposure to financial and capital markets risks, including changes in interest rates, credit spreads, equity prices, foreign currency exchange rates and global real estate market conditions adequately describes the risks associated with our new product.
In addition, we believe our risk factor disclosures on page 9, repeated below, addresses the sales risk related to this new product including the risk that our sales would decrease for competitive reasons.
“In addition, we have modified our variable annuity product offerings and, in October 2009, launched a new variable annuity product. However, the future success of this new variable annuity product will be dependent upon market acceptance. The level of market acceptance of the new product will directly affect the level of variable annuity sales of the Company in the future.”
Finally, deposits received on this product have been immaterial since its launch and the Company does not consider the current sales level of this new product to be at a significant level for additional disclosure. We will continue to monitor the level of sales for this product and will consider adding disclosures to our filings if the product becomes a significant portion of our sales activity.
Staff Comment:
Management’s Discussion and Analysis of Financial Condition and Results of Operations Investment Credit Risk
Security Unrealized Loss Aging, page 66
3.
You disclose in a table on page 67 that 205 available for sale securities have been in an unrealized loss position of more than 50% for more than twelve months. The total unrealized losses for these securities of $1.5 billion on average represents 71% of the $2.1 billion cost or amortized cost. Please revise your disclosure to indicate the nature of these securities and to explain why these unrealized losses, which appear to be significantly greater than credit spreads in the market place, are apparently not indicative of credit losses and/or other-than- temporary impairment.

Company Response:
The Company will add language to the existing disclosure on pages 66 in its subsequent filings, where appropriate, to provide information describing the nature of securities in an unrealized loss position of more than 50% for more than twelve months and why such securities were not considered other-than-temporarily impaired. This information will supplement the existing disclosure on page 66 regarding securities depressed over 20% for nine months or more. Please see the underlined language below as an example of the type of additional disclosure we will provide.
Most of the securities depressed over 20% for nine months or more are supported by real estate related and financial services sector assets, and have a weighted average current rating of A-. Current market spreads continue to be significantly wider for securities supported by real estate related assets, as compared to spreads at the security’s respective purchase date, largely due to the continued effects of the recession and the economic and market uncertainties regarding future performance of commercial and residential real estate. The Company reviewed these securities as part of its impairment evaluation process. The Company’s best estimate of future cash flows utilized in its impairment process involves both macroeconomic and security specific assumptions that may differ based on asset class, vintage year and property location including, but not limited to, historical and projected default and recovery rates, current and expected future delinquency rates, property value declines and the impact of obligor re-financing. For these securities in an unrealized loss position where a credit impairment has not been recorded, the Company’s best estimate of expected future cash flows are sufficient to recover the amortized cost basis of the security.
The same market conditions noted above also apply to AFS securities depressed over 50% for more than twelve months, which consist primarily of CMBS bonds and CRE CDOs. These structured debt securities are all fixed maturities with contractual cash flows. Based upon the Company’s cash flow modeling and current market and collateral performance assumptions, these CMBS and CRE CDOs have sufficient credit protection levels to receive contractually obligated principal and interest payments, and accordingly the Company has concluded that no credit impairment exists for these securities. Furthermore, the Company neither has an intention to sell nor does it expect to be required to sell these securities.
For the CMBS and CRE CDOs which primarily comprise the AFS securities depressed over 50% for more than twelve months, current market pricing reflects market illiquidity and risk premiums, and for a majority of the securities, a floating coupon rate. The illiquidity and risk premiums are the result of the underlying collateral performance to-date and the potential uncertainty in the securities’ future cash flows. Because of the uncertainty surrounding the future performance of commercial real estate, market participants are requiring substantially greater returns, in comparison to the securities’ stated coupon rate, to assume the associated securities’ credit risk. If the securities’ collateral underperforms the macroeconomic and collateral assumptions in the future, the loss severity may be significant mainly due to the erosion of the securities’ credit subordination. In addition, coupon amounts associated with floating rate coupon securities are typically based upon a market based rate such as LIBOR. When the floating rate on which the coupon is based declines, the valuation of the respective security may also decline. LIBOR rates have declined subsequent to the date the CMBS and CRE CDOs were purchased. For further information regarding The Company’s security valuation process, see Note 3 of the Notes to Condensed Consolidated Financial Statements. For further information regarding the future collateral cash flows assumptions included in the Company’s impairment analysis, see Other-Than-Temporary Impairments in the Investment Credit Risk section of this MD&A.

Staff Comment:
Financial Statements
Consolidated Statements of Cash Flows, page F-6
4.
You classify net receipt/disbursements from investment contracts related to policyholder funds on international unit-linked bonds and pension products and cash flows from equity securities classified as trading securities in operating cash flows. Please explain to us why your classification is appropriate under GAAP and reference for us the authoritative literature you rely upon to support your accounting. In your response, please ensure that you:

•
Compare and contrast why you classify the cash flows from these international investment contract products as operating activities when it appears that you classify all other cash flows from investment and universal life-type contracts as financing activities; and

•
Explain the nature and purpose for which the equity trading securities were acquired consistent with the guidance in ASC 320-10-45-11, noting that SFAS 159 amended the previously exiting guidance in paragraph 18 of SFAS 115 to treat cash flows associated with trading securities as operating activities.

Company Response:
Upon the adoption of SOP 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts” on January 1, 2004, the separate account arrangements for our U.S. based investment and universal life-type contacts qualified for separate account reporting and are reported in the Company’s Consolidated Balance Sheet as summary amounts for assets and liabilities. However, the separate account arrangements for our international variable annuities business did not meet the second condition for separate account reporting, as they are not legally insulated from the general account liabilities of the Company. As such, the assets associated with this business were classified as equity securities — trading and changes in those assets were reported in operating cash flows in accordance with paragraph 18 of SFAS No. 115.
In the underlying international variable annuity contracts, all of the investment performance for these trading securities inure to the benefit of the contract holder and is reflected as an increase to the contract holder’s account value. In addition, all purchases or redemptions of these trading securities are at the sole direction of the annuity contract holder and are also reflected as increases or decreases, respectively, in the contract holder’s account value recorded in other policyholder funds and benefits payable — International variable annuities on the Company’s Consolidated Balance Sheet. As the changes in the liability to the contract holder are directly related to changes in the equity securities — trading, and in order to avoid misrepresenting cash flows from operations, we reported both the activity related to equity securities-trading and the change in the related other policyholder funds and benefits payable — International variable annuities in operating cash flows.

With respect to SFAS No. 159, as disclosed in our 2008 Annual Report on Form 10-K, we did not elect to apply the fair value option provisions of the standard to any financial assets or liabilities. We have considered the revised guidance in ASC 320-10-45-11 indicating that cash flows from purchases, sales and maturities of trading securities shall be classified based on the nature and purpose of which the securities were acquired. However, the net impact of the change in equity securities — trading and the related change in other policyholder funds and benefits payable - International variable annuities has not been material to our operating or financing cash flows for 2008 or 2009 (the years that would have required us to present these cash flows in financing under the prospective adoption provisions of ASC 320-10-45, if material). In addition, as previously disclosed, in the second quarter 2009, after a strategic review of the Company’s core business structure, new product sales in International’s Japan and European operations were suspended; however, we will continue to administer the existing assets under management for these products. Therefore, the net cash flows related to our equity securities-trading and the related other policyholder funds and benefits payable in subsequent periods will continue to have an immaterial impact on total operating cash flows. As such, we did not change the presentation of the net cash flows from our international variable annuities.
Staff Comment:
Notes to Consolidated Financial Statements
Note 6: Deferred Policy Acquisitions Costs and Present Value of Future Profits, page F-49
5.
Please revise your policy disclosure to indicate how you amortize acquisition costs associated with your traditional life insurance policies, including your term and group products. In addition, please clarify how much of your capitalized balance relates to your traditional life insurance policies as compared to the amount associated with your investment and universal life-type contracts. Please ensure your revised disclosure clarifies whether the quarterly DAC Unlock is associated with your traditional life insurance policies. Otherwise, please tell us where you have made these disclosures in your filing or why they are not warranted.

Company Response:
The balance of deferred policy acquisition costs (“DAC”) related to our traditional life insurance policies was $172 million and $176 million at December 31, 2009 and 2008, respectively compared to total Company DAC of $5.8 billion and $10.0 billion for the respective periods. The Company amortizes DAC related to traditional life policies over the premium-paying period in proportion to the present value of annual expected premium income in accordance with ASC 944-30-35. As such, the quarterly DAC unlock process related to the unlocking of assumptions used for estimating gross profits used to amortize DAC on investment and universal life-type contracts is not applicable.
We consider the DAC amounts related to traditional life policies to be immaterial to the total DAC balance and therefore do not believe disclosure related to these DAC balances to be significant to readers of our annual report on Form 10-K.
* * * * * *

In connection with our response to the staff’s comments, we hereby acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We would be happy to respond to any further questions you or your staff may have. You may call me at 860-843-3596.
Sincerely,
/s/ Ernest M. McNeill, Jr.
Ernest M. McNeill, Jr.
Senior Vice President and Chief Accounting Officer

cc:
Christopher J. Swift, Executive Vice President and Chief Financial Officer, The Hartford Financial Services Group, Inc.
Glenn D. Lammey, Executive Vice President and Chief Financial Officer, Hartford Life Insurance Company
Beth A. Bombara, Senior Vice President and Controller, The Hartford Financial Services Group, Inc.